Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian Tax-Free Trust (the "Trust") was held on September 17, 2001. The holders of shares representing 73% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

	Trustee			For		Withheld

	Lacy B. Herrmann		40,071,313		380,078
	William M. Cole		40,090,502		360,889
	Thomas W. Courtney	40,150,599		300,792
	Richard W. Gushman, II	40,162,966		288,425
	Stanley W. Hong		40,082,023		369,368
	Theodore T. Mason		40,146,577		304,814
	Russell K. Okata		39,695,971		755,420
	Douglas Philpotts		39,980,485		470,906
	Oswald K. Stender		39,750,206		701,185

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For			Against		Abstain

		39,960,737		250,056		240,598